Swift Start, Corp.

248 Hewes Street

Brooklyn, New York 11211

January 16, 2014

VIA EDGAR

Larry Spirgel, Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:         Swift Start Corp.

Amendment No. 1 to Registration Statement on Form S-1

Filed November 7, 2013

File No. 333-192151

Dear Mr. Spirgel:

We are in receipt of your comment letter dated December 3, 2013 regarding the above referenced filing. As requested in your letter, we have provided responses to the questions raised by the staff. For your convenience, the matters are listed below, followed by the Company’s responses:

              General

1.

We believe that because your company is a shell company, any selling shareholders reselling their shares in a registered offering are considered underwriters. Please refer to SEC Release 33-8869 (2007). That release makes clear that Rule 144 is not available for resale of securities initially issued by shell companies. This is because shareholders who receive shares from a shell company are considered underwriters with respect to their resales until the company is no longer a shell company and adequate information (Form 10 information) has been available to the market for a period of twelve months. Until the company satisfies these conditions, the selling shareholders will be deemed to be underwriters whose sales are designed to create a market in the company’s securities. Accordingly, please revise your prospectus as follows:

•                              Please identify your company as a shell company on the prospectus cover page and under the Prospectus Summary and Management’s Discussion and Analysis. Please include that you have performed limited business operations and have generated no revenue to date.

•                              Please revise your disclosure to state that your selling shareholders are underwriters, not “may be deemed” to be underwriters as disclosed on page 16. Please identify your selling shareholders as underwriters on the prospectus cover page, under the Selling Shareholders and Plan of Distribution sections, and elsewhere, as appropriate.

•                              Please revise your disclosure to state that the selling shareholders must offer and sell their shares for a fixed price for the duration of the offering and disclose the price at which the selling shareholders will offer their shares. In this regard, please revise throughout the prospectus to remove any and all indications that selling shareholders have the ability to sell their shares at market prices. Please note that the shares must be offered at a fixed price because the company is not eligible to make an at-the-market offering under Rule 415(a)(4) because it is not eligible to make an offering under Rule 415(a)(1)(x).

RESPONSE:

We respectfully advise the Staff that we are not a shell company. We have a specific business plan and are moving forward with our business operations. Specifically, while in the development stage, we are proceeding with our business plan and starting our business.

We do not believe that we are a shell company, as defined in Rule 12b-2 of the Securities Exchange Act of 1934. First, the definition of a shell company includes a company with “no or nominal operations.” Our company has commenced more than mere nominal operations. In November 2013 we hired a teacher to give live lessons via Skype to three students. These three students signed up for a twelve month plan, generating $3,564 in revenue ($99 per month x 12 months x 3 students). Over the first several months in 2014, we will continue to provide live lessons via Skype so as to have a revenue stream. These Skype sessions will generally be limited to five students so as to provide students with attention and top quality customer service. At this time we are interviewing candidates for two additional teacher positions. We plan on making selections and hiring in January 2014. As part of our long term business plan, these teachers will record classes that will be available to students at any time via our platform.

The second part of the definition of shell company requires “no or nominal assets.” As of September 30, 2013, we have $15,053 in assets. Additionally, in the last quarter of 2013 we have started to implement our business plan, which we believe may results in more assets.

2.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in the offering..

RESPONSE:

We did not engage, and did not authorize anyone on our behalf to engage, in written communications, as defined in Rule 405 under the Securities Act. Also, we did not publish or distribute by any broker or dealer that is participating or will participate in our offering.

3.

The securities sold in this offering can only be resold through registration under the Securities Act of 1933, Section 4(1), if available, for non-affiliates, or by meeting the conditions of Rule 144(i). Within your risk factors and throughout the prospectus, discuss the restrictions imposed on shell companies, including the unavailability of Rule 144 for resales of restricted securities.

RESPONSE:	Again, we believe that we are not a shell company and therefore resales of the company’s shares are not restricted under Rule 144(i).

Prospectus Summary, page 5

4.

Disclose whether the company, the officers and directors, any company promoters or their affiliates intend for the company, once it is reporting, to be used as a vehicle for a private company to become a reporting company. Also disclose, if true, that you do not believe that the company is a blank check company because the company has no plans or intentions to engage in a merger or acquisition with an unidentified company, companies, entity or person.

RESPONSE:

We have included a disclosure on the first page of the prospectus (page 5) stating that we are not a blank-check company and we have no plans or intentions to engage in a merger or acquisition with an unidentified company, companies, entity or person. We have also disclosed that the company, its sole officer and director, any promoters and any affiliates of these persons do not intend for the company to be used as a vehicle for a private company to become a reporting company.

5.

Disclose why the company is becoming a reporting company at this time in light of the following:

•       The company does not have available cash or financing to cover the costs of this registration statement.

•       The company was only recently incorporated and has minimal business operations.

•       The company has no revenues from operations, has incurred a net loss since inception in March 2013, and your operations will not likely be sufficient to pay for the costs of being a reporting company.

•       The company’s success depends on your founding officers, yet these individuals appear to lack:

o   experience in managing a public company that is a reporting company with the Securities and Exchange Commission;

o   meaningful accounting or financial reporting education or experience; and

o   professional relationships in your intended markets.

•       The company’s common stock has no market and may or may not become quoted on the over-the-counter market which will limit the selling shareholders’ ability to sell their shares and will also limit the company’s ability to raise funds through equity financings or to use its shares as consideration.

•       The company’s common stock will likely be a penny stock.

RESPONSE:

The company is becoming a reporting company at this time in order to have access to the equity markets and attempt to raise money that would be used to help implement the company’s business plan. Becoming a reporting company also may allow the investors to experience liquidity for their investment.

Additionally, the company is quickly implementing its business plans and beginning to generate revenue. We have already acquired our first customers, generating over $3,000 in revenue. Through word of mouth and social media campaigns, we hope to quickly find more customers and generate more revenue.  We have already hired one teacher and plan to hire more in the first six months of 2014. Therefore, we do not believe it is premature to become a reporting company at this time.

Risk Factors, page 9

Risks Related to Our Business, page 9

6.

Please revise to include a risk factor to discuss material risks related to the company’s specific business focus, business plan and stage of development. For example, discuss significant factors that affect the company’s ability to attract computer programming teachers. As another example, identify and explain the challenges with identifying a market for your intended services and marketing to potential customers. This is not an exhaustive list but rather examples.

RESPONSE:	Starting on page 9, we have included a number of risk factors that are specific to the business, its focus and the stage of development.

We may be unable to raise enough capital through this offering to implement our business plan and you could lose all of your investment, page 9

7.	This risk factor does not apply to a selling shareholder resale registration statement. Please advise or revise.

RESPONSE:	On page 9, we have deleted this inapplicable risk factor.

Description of Business, page 18

8.

Please describe how you intend to initially identify, attract, hire and retain teachers proficient in computer programming. Based upon your disclosure, we note that your lack of funding and cash flow from operations prevent you from financing most of your basic business plan operations.

RESPONSE:

We have and will continue to identify, attract and hire teachers through personal connections and if necessary, advertisements in the newspaper. We will only hire teachers with the necessary programming and teaching expertise.  While we have begun to generate revenue, our CEO will likely lend the company the money necessary to pay teachers and operate the business for the time being.

Critical Accounting Policies and Estimates, page 28

Fair Value of Financial Instruments, page 29

9.    You disclosed that the carrying value of loans from Mr. Martin, CEO, was approximated fair value as of September 30, 2013. Please provide detailed information about the loan including the terms, balance outstanding and the purpose of the loan.

RESPONSE:

On January 6, 2014, Mr. Martin, our CEO loaned the Company $5,406, on an unsecured basis. The loan carries a twelve (12) percent interest rate and matures on January 6, 2017. We have amended the ‘Fair Value of Financial Instruments’ section to reflect this information.

Marketing and Sales, page 18

9.    Revise to state that you do not have a functioning website. Disclose whether you have begun accepting information inquires via email.

RESPONSE:	On page 18 we stated that we do have a functioning website (swiftstart.net) and we have begun accepting information inquiries via email.

Directors, Executive Officers, Promoters and Control Persons, page 32

10.

We note your disclosure under Note 5 to the financial statements on page F-7 that Messrs. Martin and Anshin are involved in other business activities. Please disclose the complete employment status of your officers. If applicable, include a risk factor to discuss the impact part-time employment may have on the company’s developmental stage status.

RESPONSE:	We have included a risk factor that discloses that both Mr. Martin and Mr. Anshin will only be working part-time for the company while they continue to pursue other business ventures.

Signatures

11.

Please have your principal financial officer sign the registration statement in addition to your principal executive officer and principal accounting officer. See Instruction 1 to “Signatures” on page 7 of Form S-1.

RESPONSE:	We have included the title of CFO to Mr. Martin’s signature line.

The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Swift Start Corp.

By:	/s/ Shaul Martin
Name: Shaul Martin
Title: Chief Executive Officer